Investment Managers Series Trust III

235 West Galena Street

Milwaukee, Wisconsin 53212

December 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust III (File Nos. 033-79858 and 811-08544) Request for Withdrawal of Post-Effective Amendment No. 114

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Investment Managers Series Trust III (the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 114 (“Amendment No. 114”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 114 was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001104659-24-008832) on January 31, 2024, to introduce one new series of the Trust: FPA Global Equity Fund. No securities have been sold in connection with the filing of Amendment No. 114.

If you have any questions regarding this filing, please contact the undersigned at (626) 385-5777 or diane.drake@mfac-ca.com.

INVESTMENT MANGERS SERIES TRUST III

/s/ Diane J. Drake

Diane J. Drake

Secretary